United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: February 28, 2022		Head of Investor Relations



The BMO 31st Global Metals & Mining Conference

Eduardo Bartolomeo, CEO

February 28th, 2022

People Carrier Electric Vehicle at Vale's Sudbury Underground Operations

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."

"Cautionary Note to U.S. Investors – Vale currently complies with SEC Industry Guide 7 in its reporting of mineral reserves in SEC filings. SEC Industry Guide 7 permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation that are not proven or probable reserves, as defined by SEC Industry Guide 7, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by SEC Industry Guide 7. Starting in its next annual report on Form 20-F, Vale will comply with Subpart 1300 of Regulation S-K, which will replace SEC Industry Guide 7. Subpart 1300 of Regulation S-K permits mining companies, in their filings with the SEC, to disclose "mineral reserves", "mineral resources" and "exploration targets" that are based upon and accurately reflects information and supporting documentation of a qualified person. We present certain information in this presentation that are not based upon information or documentation of a qualified person, and that will not be permitted in an SEC filing under Subpart 1300 of Regulation S-K. These materials are not mineral reserves, mineral resources or exploration targets, as defined by the SEC, and we cannot assure you that these materials will be converted into mineral reserves, mineral resources or exploration targets, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml."

Building a better Vale

De-risking

- Brumadinho
- Mariana
- Dam safety
- Production resumption

Reshaping

- Focus on core business
- Elimination of cash drains
- Accretive growth opportunities
- Cost efficiency

Re-rating

- Benchmark in safety
- Best-in-class reliable operator
- Talent-driven organization
- Leader in low carbon mining and ESG practices
- Reference in creating and sharing value

Sound cash flow generation

Discipline in capital allocation

De-risking

Brumadinho, a fair and quick reparation

- Income Transfer Program for local communities
- Projects demanded by the affected communities
- Water security for the affected region

99% of the victims

with at least one family member with indemnification settlement

Cash outflow - Reparation Agreement[1,2]

US$ billion


1.4
1.3
1.0
0.8
0.6
0.5
0.9
3.8
Before 2021
2021
2022
2023
2024
2025
2026⁴
Total 2022-26

Individuals with indemnification agreements[3]

in thousands


4.6
4.7
2.9
0.6
12.8
2019
2020
2021
2022
2019-22

[1] Considers the agreement's economic value of R$ 37.7 billion in February 2021, adjusted by the inflation. Payments include previous disbursements and is net of judicial deposits. [2] Amounts stated include inflation and do not include discount to present value, considering average BRL/USD exchange rates in 2019 of 3.95, in 2020 of 5.2 and of 5.4 for 2021 and 5.6 onwards. It does not include individual indemnification nor incurred expenses. [3] Individuals covered by indemnification agreements entered into with Vale until February 2022. [4] Comprises US$ 0.5 billion of inflation adjustments related to performance obligations which projects timeline are not defined by the agreement.

VALE

De-risking

Eliminating upstream dams and **improving dam safety**

Eliminated upstream structures[1,2]
cumulative view


>1/3 complete
2/3 complete
7
12
13
17
20
27
30
2019 - 2021
2022
2023
2024
2025
2029
2035


5 Pontal dike decharacterization works were concluded in December 2021

[1] The same heightening method deployed at B1 dam, collapsed in Brumadinho. [2] Comprises dams, dikes and drained stacks.

VALE

De-risking

Working towards being a zero-fatality company

Reduction of high-potential recordable injuries

N2 - absolute values¹


Target
66
57
63
44
35
29
25
15
10
5
0
2018
2019
2020
2021
2022
2023
2024
2025

Total recordable injury frequency rate (TRIFR²)


-37%
2.25
3.48
1.98
1.41
2018
2019
2020
2021

TRIFR² - 2020 comparison in mining


Peer compared to Vale
-7%
+8%
+34%
+62%
1.98
1.84
2.14
2.65
3.21
Vale
Peer 1
Peer 2
Peer 3
Peer 4

¹ Includes own employees and third parties. ² TRIFR are calculated based on one million hours worked.

VALE

De-risking

Path to recover production: 2022 key milestones

Iron ore production
Mt


316
320-335
2021
2022E

- Improvement of S11D performance with jaspilite crushers and mobile crushers
- Higher quality product portfolio
- Tailings' filtration plants and start-up of Torto dam and raising of Itabiruçu dam (taking capacity to 370 Mtpy)

Copper production
kt


297
330-355
2021
2022

- Stable production at North Atlantic mines (Sudbury + Totten ramp up)
- Improvement in Salobo mine movement and startup of Salobo 3
- Planned maintenance at Sossego

Nickel production
kt


168
175-190
2021
2022

- Stable production at North Atlantic mines (Sudbury + Totten ramp up)
- New projects: VBME and CCM 1
- Onça Puma stabilization
- PTVI furnace rebuild

VALE

Reshaping

Leaner portfolio set up for growth

Divestment of non-core assets

Concluded since Vale Day 2020
- VNC
- Manganese Ferroalloys
- Mosaic
- CSI

Final completion
- Moatize

Upcoming
- MRN
- CSP

Pipeline of projects

Iron Ore capacity
Mtpy


340
450
Growth
Replacement/
Resumption
Baseline
(2021 year end)
Future

- Serra Sul +20 Mtpy
- S11D +10 Mtpy
- Capanema[1] +18 Mtpy
- Gelado (R)
- Northern System N3 (R)

Copper production
ktpy


360
450+
Growth
Replacement
Baseline
(2020)
Future

- Salobo 3 +30-40 ktpy
- Alemão +60 ktpy
- Victor (R)
- South Hub Ext. (R)

Nickel production
ktpy


184
200-220
Growth
Replacement
Baseline
(2020)
Future

- VBME (R) & CCM 1 (R) (ramping up)
- CCM 3&4 (R)
- Manitoba Ext. Ph.2 (R)
- Victor (R)
- Onça Puma 2nd furnace +12-15 kt

(R) Replacement and resumption projects. [1] Net addition capacity of 14 Mtpy. [2] Excluding CCM 1 and VBME projects which are ramping up

VALE

Re-rating

Well-positioned to pivot towards a low-carbon economy

Iron Ore premium portfolio


Average Fe content
%Fe
Future
2020
63.6
60.8
60.4
57.8
Vale
Peer 1
Peer 2
Peer 3


Seaborne supply by Fe grade
%, 2020
Others
Peer 1, 2 and 3
Vale
66%
7%
28%
70%
5%
25%
19%
59%
22%
17%
83%
>66%
66-64%
64-60%
<60%

Low carbon base metals operations


Ni
2020, Sulphide producers finished nickel, CO2 Mt/t Ni cont.[1]
30
15
0
Vale's Canadian Nickel refineries
0
330
660
Cummulative Nickel production - kt


Cu
2020, Mt CO2/t Cu cont.[1]
Curve shows 1st production quartile
4th Quartile 5.6 CO2/t Cu
3rd Quartile 4.2 CO2/t Cu
2nd Quartile 3.3 CO2/t Cu
Salobo
Sossego
4
3
2
1
0
0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500
Cummulative Copper production - kt

[1] Scopes 1 & 2 emissions.
Source: Vale, Skarn.

VALE

Reshaping

Base metals: winner in the energy transition


Total Nickel Demand[1]
in million tonnes
CAGR
(2019-31)
6.3
4.9
3.8
1.9
0.8
0.3
29.9%
2021
2026
2031
Batteries
Stainless Steel
Other High-Value Ni


Total Copper Demand[1]
in million tonnes
CAGR
(2019-31)
38.5
33.9
29.7
3.2
1.6
1.7
1.3
0.7
0.6
20.6%
9.6%
2021
2026
2031
EV
Renewables
Other

[1] Includes secondary demand (scrap)

VALE

Reshaping

Vale Base Metals: right assets, right jurisdictions with technical expertise


Contained metal in Mineral Resources (inclusive of Reserves)
in million metric tonnes of metal
Canada
Brazil
Indonesia
Nickel
3.1
2.2
7.6
Average Grades
1.68%
1.42%
1.71%
Copper
2.6[1]
16.4
17.4
Average Grades
1.38%
0.69%
0.83%


Our Base Metals business
Thompson
Voisey's Bay
Sudbury
Clydach
Port Colborne
Long Harbour
Matsuzaka
Salobo
Onça Puma
Sossego
Sorowako
Hu'u
Mine & Mill
Refinery
Integrated Operation
Future Hub

Top 3 or better resource position in each jurisdiction for primary mined metals[2]

Note: 2020 Mineral Resource estimates as of December 31, 2020, except for copper resources in Indonesia (interim pre-feasibility study update concluded in December 2021). Minerals resources are shown in 100% basis, not reflecting Vale's interest. Mineral Resources includes measured, indicated and inferred categories. All tonnage information has been rounded to reflect the relative uncertainty in the estimates. [1] Copper is a byproduct of Canadian nickel operations. [2] Primary mined metals would be nickel for Canada, copper and nickel each for Brazil and Indonesia. For Canadian copper, which is a byproduct, Vale is not Top 3 in resources.

VALE

Reshaping

Building a robust project portfolio

North Atlantic | South Atlantic | Indonesia

	Exploration / Conceptual	Scoping Study	Pre-feasibility Study	Definitive Feasibility Study	Execution
Nickel	Pipe Pit	Stobie Pit	CCM 3 & 4	Victor*	CCM 1
	SN Ella	Cryderman	Manitoba Ext Ph2	Discovery Hill Open Pit	VBME
	South Mystery		Blezard	Pomalaa	Manitoba Ext Ph. 1
	Manitoba Ultramafics		CCM Pit	Bahodopi	
	Sudbury Exp. Targets		Creighton Ph 5	Onca Puma 2nd Furnace	
	Voisey's Bay Exp. Targets		Ella Capre		
			Sorowako Limonites		
Copper	South Hub Exp. Targets	118 Underground	Visconde	Cristalino	Salobo 3
	Salobo Satellite	North Hub (PGG, Furnas & Paulo Afonso)	Barão	Alemao	
	Other Carajas Exp. Targets		Salobo IV	Bacaba	
			Sossego Exp (2nd Line)		
			Hu'u		

Note: Stages of development are not indicative of schedule of approval. Only those in execution have been approved. * Victor is expected to produce ~20kt of copper. It is allocated to the nickel business as it should feed into the North Atlantic nickel flowsheet.

VALE

Reshaping

Copper
Leveraging from regional opportunities


Vale's production plan and optionality for copper
in kt per year
297
330-355
390-420
450+
900
2021
2022
2023-26E
2027+E
LT Optionality
Carajas
• North Hub
• South Hub exp.
• Salobo IV
Global
• Hu'u (Indonesia)

Project	Stage	Startup	Production	CAPEX
Carajás Mineral district				
Salobo 3	Construction	2H 2022	30-40 kt	US$ 1.1 bn
Alemao	Feasibility	2026/2027	~60 kt	US$ 2.1-2.3 bn
South Hub extension[1]	Feasibility	2026	80 kt	US$ 1.3-1.5 bn


Salobo
Paulo Afonso
Furnas
Pojuca
Gameleira
Alemao
Grota Funda
Sossego
Cristalino
South Hub deposits

[1] Refers to Cristalino project.

VALE

Reshaping

Nickel
Building a stable business

Vale's production plan for Nickel
in kt per year


168
175-190
200-220
2021
2022-23
2024+

North Atlantic drilling program
in thousands of meters per year


Surface
Underground
forecast
800
600
400
200
0
2015
2020
2025

Voisey's Bay

- Extensive near mine and regional program
- Potential to add resources and extend mine life at Reid Brook and Eastern Deeps

Sudbury

- Balanced portfolio of early-stage targets, advanced projects and near mine opportunities
- Strong land position in world-class Ni camp with synergies to existing operations

Thompson

- Exploring near mine targets to extend mine life at Thompson Mine
- Advancing exploration studies on large ultramafic-hosted Ni deposits

VALE

Reshaping

Nickel
Key foundation for establishing North American EV supply chain



US Megafactory capacity expected growth
GWh
57
295
628
2020
2025
2030
Current
Future
US Megafactories
Current¹
Future
Vale Canada
Mines
Refineries

- Increase supply of EV market metals in North America, targeting to achieve 30-40% of Ni market in the mid-term
- Fully utilize existing production assets, producing best in class products with opportunities to further optimize.
- Develop partnerships through the value chain, communities and rightsholders.
- Develop black mass recycling: advancing quickly both sourcing and returning sustainable metals
- Evaluate options to build a nickel sulphate plant in North America, as a first mover to leverage larger growth potential

[1] Major Megafactories in 2020.
Source: Benchmark Mineral Intelligence (October 2021).

VALE

Reshaping

Investing in technology for a stronger performance







Integrated Remote Operating Control (iROC)

- ✓ Short interval control: adherence to plan and expedite problem solving
- ✓ Minimize operational delays and expedite maintenance services
- ✓ Opportunity to increased production (>10%)

Mine automation and continuous operations

- ✓ Mechanical rock excavator: potential to change underground hard rock mining in Canada
- ✓ More continuous type process, aiming to increase productivity by 50% in underground development activities (less blasting, more time at face)
- ✓ Undergoing trials at Garson mine in Sudbury

Autonomous equipment coupled with Surge Loader & Ore Sorter

- ✓ Autonomous drills & trucks: remove people from risk, increase productivity and effective work time
- ✓ Surge Loader with ore sorting: high-grading to increase recovery
- ✓ Full implementation of the autonomous across Base Metals for >5% asset productivity increase and ~ 5% reduction in GHG emissions

VALE

Reshaping

Base Metals business: up to US$ 40 billion value potential

Mid-term Base Metals EBITDA[1]

Copper price (US$/t)

in US$ billion	6,500	8,000	9,500
Nickel price (US$/t) 16,000	~3.0	~3.7	~4.3
19,000	~3.9	~4.6	~5.2
22,000	~4.8	~5.5	~6.1

Base metals value potential


EV/EBITDA
@ Cu-Ni current multiple (7x)[2]
@ Cu-Ni 2023e multiple (6x)[2]
@ Vale's current multiple (3,4x)[3]
10
15
20
25
30
35
40
45
Value potential – in US$ billion

[1] Assuming ~220ktpy Ni production and ~420 ktpy of copper production. [2] Average multiple for Copper and Nickel companies in the last 30 days as of February 21, 2022. [3] Average multiple for Vale in the last 30 days as of February 21, 2022.

VALE

Re-rating

Committed to maintain **solid shareholders' return**

Free cash flow returned to shareholder

US$ billion


Free cash flow returned to shareholder (%)
Share buyback
Extraordinary dividends
Ordinary dividends
50%
4.3
1.0
1.4
1.9
2018
-
2019
36%
3.3
0.9
2.4
2020
95%
19.0
5.5
5.9
7.6
2021
4.0
0.7²
0.5¹
2.8²
1Q22

Minimum dividend policy — Through the cycle

Extraordinary dividends — Return surplus cash

Share buyback program — Attractive investment

1 Considering share buyback program in year-to-date (February 24). 2 Considering dividends announced in February 24 to be paid in March.

VALE

On track for delivering value

- Materially de-risked and re-shaped portfolio
- Substantial value creation opportunity at Base Metals
- Class I Iron Ore key to support the energy transition
- Capital discipline and return to shareholder to remain a priority

VALE

VALE